Terms supplement to the prospectus dated April 17, 2026, the prospectus supplement dated April 17, 2026, the product supplement no. 3-I dated April 17, 2026, the underlying supplement no. 5-I dated April 17, 2026

Registration Statement Nos. 333-293684 and 333-293684-01
Dated August 12, 2026 Rule 424(b)(3)

North America Structured Investments

J.P.Morgan

3yrNC6m MQUSTVA Review Notes

The following is a summary of the terms of the notes offered by the preliminary pricing supplement hyperlinked below.

Index Overview

The MerQube US Tech+ Vol Advantage Index (the "Underlying") attempts to provide a dynamic rules-based exposure to the underlying asset to which the Index is linked (the "Underlying Asset"), while targeting a level of implied volatility, with a maximum exposure to the Underlying Asset of 500% and a minimum exposure to the Underlying Asset of 0%. Since February 9, 2024 (the "Amendment Effective Date"), the Underlying Asset has been an unfunded position in the Invesco QQQ Trust℠ , Series 1 (the "QQQ Fund"), calculated as the excess of the total return of the QQQ Fund over a notional financing cost. Prior to the Amendment Effective Date, the Underlying Asset was an unfunded rolling position in E-Mini Nasdaq-100 futures. The Index is subject to a 6.0% per annum daily deduction, and the performance of the Underlying Asset is subject to a notional financing cost deducted daily. The investment objective of the QQQ Fund is to seek to track the investment results, before fees and expenses, of the Nasdaq-100 Index®.

Summary of Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000
Underlying:	The MerQube US Tech+ Vol Advantage Index (Bloomberg ticker: MQUSTVA). The level of the Underlying reflects a deduction of 6.0% per annum that accrues daily, and the performance of the QQQ Fund is subject to a notional financing cost that accrues daily.
Barrier Amount:	60.00% of the Initial Value
Pricing Date:	August 27, 2026
Review Dates:	Quarterly (after an initial 6-month non-call period)
Final Review Date:	August 27, 2029
Maturity Date:	August 30, 2029
CUSIP:	46661KLJ5
Preliminary Pricing Supplement:	http://sp.jpmorgan.com/document/cusip/46661KLJ5/doctype/Product_Termsheet/document.pdf
Estimated Value:	The estimated value of the notes, when the terms of the notes are set, will not be less than $900.00 per $1,000 principal amount note. For more information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

You may lose some or all of your principal at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

Automatic Call

If the closing value of the Underlying on any Review Date is greater than or equal to the Call Value, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 *plus* (b) the Call Premium Amount applicable to that Review Date, payable on the applicable Call Settlement Date. No further payments will be made on the notes.

Review Date**	Call Value**	Call Premium*,**
First	100.00% of the Initial Value	At least 9.6750%
Second	100.00% of the Initial Value	At least 14.5125%
Third	100.00% of the Initial Value	At least 19.3500%
Fourth	100.00% of the Initial Value	At least 24.1875%
Fifth	100.00% of the Initial Value	At least 29.0250%
Sixth	100.00% of the Initial Value	At least 33.8625%
Seventh	100.00% of the Initial Value	At least 38.7000%
Final	100.00% of the Initial Value	At least 58.0500%

Payment At Maturity

If the notes have not been automatically called and the Final Value is greater than or equal to the Barrier Amount, you will receive the principal amount of your notes at maturity.
If the notes have not been automatically called and the Final Value is less than the Barrier Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Underlying Return)

If the notes have not been automatically called and the Final Value is less than the Barrier Amount, you will lose more than 40.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

Investing in the notes linked to the Underlying involves a number of risks. See "Selected Risks" on page 2 of this document, "Risk Factors" in the prospectus supplement and the relevant product supplement and underlying supplement and "Selected Risk Considerations" in the relevant pricing supplement.

Hypothetical Examples of Amounts Payable Upon Automatic Call or at Maturity**

Underlying Return at Review Date	Total Return at First Review Date*	Total Return at Second Review Date*	Total Return at Third Review Date*	Total Return at Final Review Date*
100.00%	9.6750%	14.5125%	19.3500%	58.0500%
80.00%	9.6750%	14.5125%	19.3500%	58.0500%
40.00%	9.6750%	14.5125%	19.3500%	58.0500%
20.00%	9.6750%	14.5125%	19.3500%	58.0500%
10.00%	9.6750%	14.5125%	19.3500%	58.0500%
0.00%	9.6750%	14.5125%	19.3500%	58.0500%
-0.01%	N/A	N/A	N/A	0.0000%
-5.00%	N/A	N/A	N/A	0.0000%
-10.00%	N/A	N/A	N/A	0.0000%
-20.00%	N/A	N/A	N/A	0.0000%
-40.00%	N/A	N/A	N/A	0.0000%
-40.01%	N/A	N/A	N/A	-40.0100%
-50.00%	N/A	N/A	N/A	-50.0000%
-60.00%	N/A	N/A	N/A	-60.0000%
-80.00%	N/A	N/A	N/A	-80.0000%
-100.00%	N/A	N/A	N/A	-100.0000%

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the relevant product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.
* In each case, to be determined on the Pricing Date, but not less than the minimum Call Premium, as applicable.
** Not all Review Dates reflected. Reflects a Call Premium of 19.35% per annum. The Call Premium will be determined on the Pricing Date and will not be less than 19.35% per annum.
The "total return" as used above is the number expressed, as a percentage, that results from comparing the payment on the applicable payment date per $1,000 principal amount note to $1,000.
The hypothetical returns on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.
Capitalized terms used but not defined herein shall have the meaning set forth in the preliminary pricing supplement.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments  3yrNC6m MQUSTVA Review Notes  J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com  Selected Risks  Risks Relating to the Notes Generally  ●   Your investment in the notes may result in a loss. The notes do not guarantee any return of principal.  ●   The level of the Underlying will include a 6.0% per annum daily deduction.  ●   The level of the Underlying will include the deduction of a notional financing cost.  ●   Any payment on the notes is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market’s view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co.  ●   As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent activities and has limited assets.  ●   The appreciation potential of the notes is limited to any Call Premium Amount paid on the notes.  ●   The benefit provided by the Barrier Amount may terminate on the final Review Date.  ●   The automatic call feature may force a potential early exit.  ●   No interest payments, dividend payments or voting rights.  ●   Lack of liquidity: J.P. Morgan Securities LLC (who we refer to as "JPMS"), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.  ●   The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.  Risks Relating to Conflicts of Interest  ●   Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes declines.  ●   Our affiliate, JPMS, worked with MerQube (the “Index Sponsor”) in developing the guidelines and policies governing the composition and calculation of the Underlying.  Selected Risks (continued)  Risks Relating to the Estimated Value and Secondary Market Prices of the Notes  ●   The estimated value of the notes will be lower than the original issue price (price to public) of the notes.  ●   The estimated value of the notes is determined by reference to an internal funding rate.  ●   The estimated value of the notes does not represent future values and may differ from others’ estimates.  ●   The value of the notes, which may be reflected in customer account statements, may be higher than the then-current estimated value of the notes for a limited time period.  Risks Relating to the Underlying  ●   The Index Sponsor may adjust the Index in a way that affects its level, and the Index Sponsor has no obligation to consider your interests.  ●   The Underlying may not be successful or outperform any alternative strategy that might be employed in respect of the Underlying Asset.  ●   The Underlying may not approximate its target volatility.  ●   The Underlying is subject to risks associated with the use of significant leverage.  ●   The Index may be adversely affected by a “volatility drag” effect.  ●   The Underlying may be significantly uninvested.  ●   An investment in the notes will be subject to risks associated with non U.S. securities.  ●   The QQQ Fund is subject to management risk.  ●   The performance and market value of the QQQ Fund, particularly during periods of market volatility, may not correlate with the performance of the QQQ Fund’s underlying index as well as the net asset value per share.  ●   Hypothetical back-tested data relating to the Index do not represent actual historical data and are subject to inherent limitations, and the historical and hypothetical back tested performance of the Index are not indications of its future performance.  ●   The Index was established on June 22, 2021 and may perform in unanticipated ways.  The risks identified above are not exhaustive. Please see “Risk Factors” in the prospectus supplement and the applicable product supplement and underlying supplement and “Selected Risk Considerations” in the applicable preliminary pricing supplement for additional information.  Additional Information  Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. These terms are subject to change, and J.P. Morgan undertakes no duty to update this information. This document shall be amended, superseded and replaced in its entirety by a subsequent preliminary pricing supplement and/or pricing supplement, and the documents referred to therein. In the event any inconsistency between the information presented herein and any such preliminary pricing supplement and/or pricing supplement, such preliminary pricing supplement and/or pricing supplement shall govern. Past performance, and especially hypothetical back-tested performance, is not indicative of future results. Actual performance may vary significantly from past performance or any hypothetical back-tested performance. This type of information has inherent limitations and you should carefully consider these limitations before placing reliance on such information. IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties. Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisers as to these matters. This material is not a product of J.P. Morgan Research Departments.